Securities and Exchange Commission Washington, D.C. 20549

Gentlemen:

~ International

We were previously the independent accountants for First Community Financial Group, Inc., and on January 10, 2003 we reported on the consolidated financial statements of First Community Financial Group, Inc. and subsidiary as of and for the two years ended December 31,2002.  On March 25, 2003, we were dismissed as independent accountants of First Community Financial Group, Inc. We have read First Community Financial Group, Inc.’s statements included under Item 4 of its Form 8-K for March 25, 2003, and we agree with such statements.

McGladrey & Pullen, LLP

Tacoma, Washington March 27, 2003

Suite 900

1145 Broadway Plaza

Tacoma, Washington 98402-3529

(253) 572-7111 .Fax (253) 272-3143

www.mcgladrey.com

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McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.